UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
Matrix Bancorp, Inc.

(Name of Subject Company (issuer))
Matrix Bancorp, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, par value $0.0001 per share (including the associated Preferred Share Purchase Rights)

(Title of Class of Securities)
576819106

(CUSIP Number of Class of Securities)
Michael J. McCloskey
Matrix Bancorp, Inc.
700 17th Street, Suite 2100
Denver, Colorado 80202
(303) 595-9898

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Jeffrey D. Haas, Esq.
Norman B. Antin, Esq.
Patton Boggs LLP
2550 M Street, N.W.
Washington, D.C. 20037
(202) 457-6000
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$81,436,394.00	$8,713.69

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 4,286,126 shares of the outstanding common stock, par value $.0001 per share, at a price per share of $19.00.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,713.69
Form or Registration No.: Schedule TO
Filing Party: Matrix Bancorp, Inc.
Date Filed: December 20, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

AMENDMENT NO. 3 TO SCHEDULE TO
This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2005 by Matrix Bancorp, Inc., a Colorado corporation (“Matrix”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO-I/A filed with the SEC on January 6, 2006 and Amendment No. 2 filed with the SEC on January 19, 2006, in each case, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by Matrix to purchase up to 4,286,126 shares of its common stock, par value $0.0001 per share (the “Shares”), including the associated Preferred Share Purchase Rights, or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price of $19.00 per Share, net to the seller in cash, without interest. Matrix’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated December 20, 2005 and in the related letter of transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act. Copies of the offer to purchase and the related letter of transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
All information in the offer to purchase, Amendment No. 1 and Amendment No. 2 is incorporated in this Amendment No. 3 by reference in response to all of the items in Schedule TO, except that such information is hereby amended to the extent specifically provided herein.
The offer to purchase is amended and supplemented as follows:
1. Expiration of the tender offer has been extended until 5:00 p.m. Eastern Time on January 23, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATRIX BANCORP, INC.
By:	/s/ MICHAEL J. MCCLOSKEY
	Name:	Michael J. McCloskey
	Title:	Chief Operating Officer

Date: January 23, 2006

EXHIBIT INDEX

Exhibit No.
(a)	None
(b)	None
(c)	None
(d)	None
(e)	None
(f)	None
(g)	None
(h)	None